UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-40734

CUSIP NUMBER 00810J108

(Check One) ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CEN ☐ Form N-CSR

For the Period Ended December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	AERWINS Technologies Inc.
Former Name if Applicable:
Address of Principal Executive Office:	The Walnut Building 691 Mill St, Suite 204 Los Angeles, CA 90021

PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

AERWINS Technologies Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) by April 1, 2024, the original due date for such filing, without unreasonable effort or expense because it requires additional time to complete its financial statements. This delay principally relates to the fact that the Company was delayed in obtaining and compiling information required to be included in its Form 10-K, which delay could not be eliminated by the Company without unreasonable effort and expense. The Company expects to file the Form 10-K no later than the fifteenth calendar day following the prescribed filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Laura Anthony, Esq.	(561)	0936
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?

If the answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation: As previously reported, on December 27, 2023, Registrant discontinued the operations of A.L.I. Technologies Inc., a Japanese corporation (“A.L.I.”) which is Registrant’s wholly-owned indirect subsidiary, and as part of Registrant’s operations, moved to Los Angeles, California, and continued the development of a line of FAA-compliant manned and unmanned crafts for low-altitude flight. Following the discontinuation, on December 27, 2023, A.L.I. filed a voluntary bankruptcy petition with the Tokyo District Court, Civil Division 20, “Tokutei Kanzai Kakari” [Special Trusteeship Section], Case ID: No. 8234 of 2023 (Fu). A bankruptcy trustee was appointed on January 10, 2024, and proceedings have commenced. ALI’s discontinued operations include the manned air mobility business, including the further development of the XTURISMO limited edition hoverbike, the air mobility platform COSMOS (Centralized Operating System for Managing Open Sky), the computing power-sharing business, drone photography business and drone and artificial intelligence research and development business. Net loss from discontinued operations for the year ended December 31, 2023 is estimated to be $15,190,299 compared to net loss from discontinued operations of $14,479,819 for the year ended December 31, 2022 and net loss from continuing operations of $9,516,032 for the year ended December 31, 2023 compared to $0 for the year ended December 31, 2022.

AERWINS Technologies Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024

	By:	/s/ Yinshun (Sue) He
	Name:	Yinshun (Sue) He
	Title:	Chief Financial Officer